CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

June 5, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission dated April 24, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Item 1. Business, page 1

FETV, page 4

1.	Please disclose the amount of advertising you sold in 2011 and the percentage of advertising time available the amount sold represents.

Response:	We have disclosed on page 4 that we sold an aggregate of 800 hours of advertising, or approximately 40% of the total advertising time available in 2011.

Yunding Park, page 6

2.
It appears from your disclosure on page 6 that, in the first 10 years of the 2008 agreement, Hong Kong Yi Tat is entitled to all ticket sales revenues from Yunding Park once a total of 5 million RMB has been paid to the Yongtai County People’s Government over ten years. It appears that you have received a total of 5.12 million RMB from ticket sales since Yunding Park opened in September 2010 through the end of the 2011. Please disclose whether you have paid the 5 million RMB to the Yongtai County People’s Government. If not, disclose why not. Discuss what your plans are for paying the 5 million RMB commitment here and in more detail in your management’s discussion and analysis.

Response:
Fujian Yida is entitled to the ticket sales revenue, provided, that, we are required to pay a total of 5 million RMB ($790,000 USD) to the Yongtai County People’s Government over the course of the first 10 years of the Agreement. As of today, we have paid to the Yongtai County local government 3 million RMB. There is no specific terms and conditions relating the payment schedule on the agreement except that we are required to pay the local government 5 million RMB anytime in the first 10 years. We are not obligated to make the payment now or anytime before the deadline. We plan to pay to the local government the remaining 2 million RMB by 2018. We have revised the disclosure accordingly on page 6 and page 34 of the Report.

3.	Please describe how Hong Kong Yi Tat receives the revenues from Yunding Park ticket sales in compliance with PRC foreign exchange control regulations.

Response:
Hong Kong Yi Tat did not directly receive any revenues from Yunding Park ticket sales. We used Hong Kong Yi Tat as Party B to enter into the Cooperative Agreement with Yongtai local government only because we have not established Yida (Fujian) Tourism Group Limited in 2008. Fujian Yida receives the revenues from Yunding Park ticket sales. We have revised our disclosure on page 6 that Fujian Yida received revenues from Yunding Park ticket sales.

Hua’An Tulou Cluster (“Earth Buildings” or the “Tulou”), page 7

4.
We note that the numbers of visitor to Hua’An Tulou Cluster decreased approximately 13.6% while your gross ticket sales decreased approximately 41.2%. In your management’s discussion and analysis, please explain why the decrease in gross ticket sales was disproportionate to the decrease in visitors and whether you expect this trend to continue.

Response:
We are facing strong competition among the homogeneous tourism destinations such as Nanjing Tulou Cluster and Yongding Tulou Cluster. The gross ticket sales decrease of 41.2% because we have to provide deeper ticket discount among the strong completion and the tourist consumption was also decreased. We expect this trend to continue in the future.  We have revised the disclosure on page 7 of this Report.

Ming Dynasty Entertainment World, page 7

5.
Revise your disclosure to clarify why you would not be required to obtain land-use rights from the local PRC government with respect to the approximately 740 acres you lease from local residents. We note that the lease transfer agreement filed as Exhibit 10.28 to your Form 10-K does not provide the terms of the land use rights Anhui Xingguang Investment (Group) Co, Ltd. obtained from local residents and transferred to you. Please file the agreement pertaining to the lease of the Ecological Land as an exhibit to your amended Form 10-K.

Response:
The 740 acres of land belongs to the local residents and therefore we cannot obtain the land use rights of 740 acres from the local government. However, we obtain management rights of the land through the lease agreement. We have provided similar disclosure in the original filing. The agreements pertaining to the lease of Ecological Land are filed as Exhibits 10.32 to 10.36 to this Report.

Yang-Sheng Paradise, page 9

6.
We note your disclosure that the Zhangshu Municipal Government has agreed to waive certain taxes as well as certain exclusivity provisions with respect to this project. Please clarify whether these agreements are in writing. We note that they are not reflected in the agreement filed as Exhibit 10.22 to your Form 10-K. In addition, clarify the business purposes of the supplement to the agreement filed as Exhibit 10.22 and clarify its reference to the “amount over 8.000 RMB per mu in one month for the Project.” Tell us whether the land lease referenced in this supplement pertains to the 3,000 mu that was conveyed through a public listing transaction (as discussed on page 1 of the agreement).

Response:	We have revised and re-filed Exhibit 10.22 to reflect the following:

The exclusive clause: Party A promises not to introduce or approve other projects similar to the thermohaline spring tourism after the completion of Party B’s project and to support Party B’s project to establish the first tourism brand of nourishing-life paradise in China.

Party A agrees to waive the usage fees of the project tourism resources and thermohaline spring water resources, the local administrative fees (registration, etc.) during the project construction and the local portion among the department administrative fees above the provincial and municipal levels. The self-supporting institutions charge the half of the minimum standard fees.

Party A agrees that the electricity charges of lighting project shall be according to the urban street light electricity standard.

There is no description regarding waive of taxes in the agreement so we have revised the disclosure on page 9 accordingly.

The following is the clarification on Supplement: “Party A will reimburse the excess amount of public land listing price that is over 8,000 RMB per Mu, and the reimbursement will refund to Party A for the use of construction within one month.”

The total amount of the land that we expect to obtain the land use rights are 3,000 Mu, and these 3,000 Mu should conveyed through the public listing transaction. Another 3,000 Mu will lease from the local government, they do not need to covey through the public listing transaction.

Administrative Measure on Foreign Invested Advertising Enterprises, page 14

7.
We note your disclosure that according to Article 8 of WFOE Law, an enterprise with foreign capital which meets the conditions for being considered a legal person under Chinese law shall be recognized as a Chinese legal person in accordance with the law. We further note your assertion that Yida (Fujian) Tourism Group is a “limited liability company, a type of Chinese legal person, according to its business license.” Please provide citations to relevant interpretations, rules or regulations supporting your assertion that a limited liability company is considered to be a Chinese legal person.

Response:
According to PRC Company Law, the term “company” referred to a limited liability company or a joint stock limited company incorporated within the territory of the People's Republic of China in accordance with PRC Company Law.  According to Article 3 of PRC Company Law, a company is an enterprise legal person. Limited Liability Company under PRC laws, therefore, is Chinese legal person. We have provided the relevant rules on page 14.

Risk Factors, page 14

8.
Please include a separate risk factor discussing the possession and control over the corporate chops, seals, business licenses or other controlling nontangible assets of your PRC subsidiaries. Disclose which entity holds these items and who maintains control over the use of any corporate chops. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. Also explain what recourse you would have if the chops, seals, business licenses, etc. were misappropriated.

Response:
We have added a risk factor on page 17 under caption “We require various licenses to operate our business, and the loss of or failure to renew any or all of these licenses could require us to suspend some or all of our operations. Also, the loss or misappropriation of the corporate chops, seals, or other controlling nontangible assets of our PRC subsidiaries might delay or disrupt our business and adversely affect our revenues.”

“We have not yet contracted with local governments…” page 16

9.
We note your assertion that you are not required to obtain land-use rights in order to operate the land for your tourist sites. If you are not required to obtain these rights, please disclose why you intend to file for and obtain such rights with respect to all of your properties.

Response:
The land use right will give the Company certain additional business advantages for its business operation. For example, usually the PRC local bank accepts the mortgage of land use right as a security for loan. It is, however, difficult to persuade a PRC local bank to accept managing rights as a security. Also, the value of land appreciates every year in China; it will maximize the shareholders’ profit. Therefore, we still try to obtain land use rights for our tourist sites.

10.
Explain the basis for your belief that the local government will not terminate your rights to manage the land before you are able to obtain land use agreements for each property. For example, if this belief is based on discussions with relevant local officials or the historic practices of the local governments, please so state, and discuss the limitations of any such assurances.

Response:
We have signed operating or management agreement with the local government. If the government terminates our rights to manage the land then it will breach the agreement. Our professional tourism management and development will bring more available jobs for the local residents, also increase the revenue and tax collection for the local government. Obtaining the land use rights not only benefit the company, it also benefits the local residents and the government. Based on the above, we believe that the local government will not terminate our rights to manage the land.

Item 2. Properties, page 27

11.	Expand your disclosure to explain the difference between land-use rights and management rights in general and as they pertain to your particular operations.

Response:
In general, the land use right is an exclusive property right granted under PRC Property law, the company has right to develop the land, for example, build a restaurant and hotel, etc… while the management rights are granted under the specific agreement, we only have the rights to manage the destinations, cannot rent the land or build any construction building on the land without local government’s approval. We have revised our disclosure on page 27 of this Report.

12.
We note your disclosure in the third paragraph of this section with respect to your anticipated land use rights for The Yang-Sheng Paradise and Ming Dynasty sites. Please revise your disclosure to address the anticipated land use or management rights you expect to obtain for each of the other sites.

Response:
We have disclosed in the last paragraph of this item that we have management rights to manage the Golden Lake, Tulou and Yunding Park locations but we expect to apply for the land-use rights of the properties.

13.	Please explain the procedures for obtaining the land use rights for your tourist destinations and update your disclosure for information provided in the notes to the financial statements. For example,

•
You disclose in Note 3 to the financial statements that Anhui Yida is participating in a bid for the land use rights in Anhui Province and has deposited RMB 30 million to participate in the bid. Describe the bidding process, how the winner is determined and when the land use rights will be awarded.

•
You disclose in Note 4 to the financial statements that Fenyi Yida made advance payments of RMB 4.4 million on behalf of the local government to the existing land user to compensate for the acquisition of land for the development of the tourism destinations in the Fenyi province and that the local government repaid the company RMB 1.7 million at the end of January 2012. Disclose whether this transaction relates to the City of Caves tourist destination. Disclose why the company made this advance to the existing land user on behalf of the local government, how this is related to the company obtaining land use rights and whether the local government will repay the rest of the advance. File the agreement as an exhibit.

•
You disclose in Note 7 to the financial statements that you entered into five land use rights agreements on November 3, 2011 for RMB 147.9 million to develop Jiangxi Zhongzhu Yang Sheng Tian Tang resort. Please disclose to what tourist destination these land use rights pertain and the material terms of the land use rights. File the land use rights agreements as exhibits.

Response:
(1) Land bidding process is usually as follows: the government releases the notice of listed land transfer, announcing such information as the proposed land transfer situation, bidding qualifications and application materials; each bidder is required to pay the deposit and submit bidding application materials which will be reviewed and compared by the government; and finally the government will select the most competitive bidder to confirm the land transaction and sign a “state-owned land use rights transfer contract.” Anhui Yida has obtained the land-use rights certificate in February 2012.  The government will refund the deposit after submitting the relatively land documents to government.

(2) This transaction relates to the City of Caves tourist destination. The land-use rights the company obtained from Fenyi belonged to the local farmers.  Pursuant to relevant PRC regulations, Fenyi government should compensate the local farmers before issuing the land use rights to the company, these compensations are part of the Company’s land expenditure.  Fenyi government is willing to reimburse this part of land expenditure for the Company, but the reimbursement procedure takes very long time. Therefore, the Company decided to compensate the local farmers for the Fenyi government first in order to speed up the process of land use rights. The Company did not enter any agreement with Fenyi government about the compensation prepayment. Fenyi government orally agrees to repay the Company by installment.

(3) We do not have land use rights agreements. We have corrected the disclosure to provide that we obtained five land use rights certificates in November 2011.

14.
We note your belief that you do not need to obtain land-use rights to start construction at Yang-Sheng Paradise, the City of Caves or Ming Dynasty. Please disclose the basis for your assertion that you do not need land use rights before commencing construction on these properties, including citations to any relevant laws or regulations or, if applicable, references to oral agreements or understandings with the local governments. Include disclosure, if true, indicating that you may lose all rights to the construction, buildings and improvements you make on the land if you proceed with your construction before obtaining land-use rights.

Response:
There is no law or regulation stating that we do not need land use rights before commencing construction on these projects. However, in practice, because we have the management rights to these destinations, we are not required to obtain land certificates before commencing construction. We will be entitled to any profits generated from the construction. However, we do not have ownership to the construction because we do not have the land use rights.

The Company isunder procedure to obtain its land use right. If we eventually fail to obtain land use right, we may fail to obtain ownership to the construction, buildings and improvements we make on the land if it proceed with the construction before obtaining land-use rights.

We have revised the disclosure on page 27 to reflect the above.

15.
We note your disclosure that you do not need to obtain the land-use rights for the properties to manage the Golden Lake, Hua’An Tulou or Yunding Park sites because the local PRC governments allow you to operate and manage the property without having the land use rights. Please clarify whether you have any agreements, written or oral, with the local governments with respect to these arrangements and discuss the limitations of such assurances.

Response:
The Company only has the rights for the natural scenic view management and development at Great Golden Lake, Hua’an Tulou and Yunding Park. The land use rights we obtained at Yunding Park are different from the rights for natural scenic view development. The land use rights are for restaurant and hotel developing. The management rights agreement did not mention any land use right requirement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Net Revenue

Advertisement, page 31

16.
Please clarify how the instability of the railway program broadcasting results in decreased revenue. Discuss the terms by which you are compensated for the use of the railway media broadcast. We note your disclosure that you generate revenue from selling product placement advertisements. Explain whether you are compensated for these product placements based on the number of times the program is broadcast. Explain whether the railways or the operators determine in their sole discretion whether to broadcast the railway programs or whether they are required to broadcast them a minimum number of times.

Response:
Railway program is a 20 minute infomercial program, the content of the programs are tourism news and information. Advertising clients choose the length of the advertisement during the program, and the period of time they want the advertisement to be broadcasted.  Recently some clients decide to purchase less advertisement from the company, and they may consider give up the railway promotion and terminate the cooperation with the company due to the instability of the railway program. The operators determine in their sole discretion to broadcast the railway program or not. We cannot monitor the operator’s daily work. We do not sell product placement advertisements. We only sell infomercial program/advertisement. We have corrected the error on page 31.

17.	Revise your disclosure to clarify whether the “Journey through China on the Train” program is the only railway media broadcast you produced during the year ended December 31, 2010.

Response:	Yes, the “Journey through China on the Train” program is the only railway media broadcast we produced so far. We have revised the disclosure on page 31.

18.
Your analysis of advertisement net revenue for the fiscal period only addresses your railway media programming. However, we note that you generated the majority of your advertising revenue for the year ended December 31, 2011 from the operation of FETV. Please expand your analysis to address changes in your results of operation with respect to FETV.

Response:	We have revised the language on page 31 to provide more disclosure and analysis to address the changes in the results of operation with respect to FETV.

19.
In order to provide context to your disclosure and enable investors to evaluate trends in your results, please disclose the revenue you derived for the year ended December 31, 2010 from the operation of FETV and from the “Journey Through China on the Train” program.

Response:
We have revised the language on page 31 to provide disclosure of our revenue derived for the year ended December 31, 2010 from the operation of FETV and from the “Journey Through China on the Train” program.

Tourism, page 31

20.
We note your expectation that your tourism business will be your primary source of revenue over the next few years (on page 30), as well as your statement on page 31 that the significant decrease in tourism revenue in the last fiscal year was “primarily” attributable to the decrease in visitors to the Great Golden Lake Resort. In light of the importance of this segment to future periods, please revise your disclosure to identify any other causes of such decrease in revenues for the fiscal year ended December 31, 2011.

Response:	We have revised the language on page 31 to provide other causes of decrease in revenue for the fiscal year ended December 31, 2011.

Liquidity and Capital Resources, page 32

21.
We note your expectation that available working capital and credit facilities should be adequate to sustain your operations at the “current level” for the next twelve months, as discussed on page 33. Please revise your disclosure to clarify whether your assessment includes the anticipated construction at your tourist sites in 2012. In addition, provide a more detailed discussion of your plans to meet your long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Response:
We do not expect any large mandatory capital expenditure in the long term period. We believe we can arrange capitals or funds for constructions based on the actual cash flow expenditures, which means we can accelerate the construction when we have more cash flows and we can slow down the construction when we are lack of funds. We believe that our available working capital and credit facilities are adequate to sustain our operations at the current level. We have revised the disclosure on page 33 of this Report.

22.
Please provide more detailed explanations of the reasons for changes in your cash flows and any trends in this regard. For example, you state that decrease in net cash used in investing activities was due to the fact that the construction of the various resorts was nearly complete during the year ended December 31, 2011. Please elaborate and, where appropriate, provide quantified explanations. For example, discuss that the $46.8 million decrease in construction in progress was offset by the $20.9 million increase in land use rights and management rights.

Response:	We have revised the language on page 33 to provide more details respect to the decrease in net cash used in investing activities.

Bank Loans, page 33

23.	Please file your material loan agreements as exhibits.

Response:	We have filed the material loan agreements as Exhibits 10.37 to 10.40.

Item 9A. Controls and Procedures, page 39

24.
We note your response to comment 30 in our letter dated March 27, 2012. Based on this response and your previous responses, we believe that the lack of U.S. GAAP experience of your staff and SEC Audit Prep constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail, in your amendment, that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Response:
As we disclosed previously we believe that the U.S. GAAP accounting on the daily activities are similar to the PRC GAAP. The only assistance that we required from the consultant is for them to review our accounting disclosure and make recommendation if necessary. Based on our financial reporting for the year ended December 31, 2011, we do not believe we have any US GAAP financial reporting deficiencies. Referring to the previous comment letters, we only had one minor accounting comment. The consultant, based on their experience, was helping us on the US GAAP financial reporting review and the SOX 404(a) compliance.

25.
We note that you engaged a firm to review your existing controls and to recommend improvements to such controls. We also note that you are currently in the process of evaluating and implementing procedures that will improve your existing controls based on the firm’s recommendations. Please tell us and disclose the recommendations and how you are addressing such recommendations. In addition, tell us what is meant by your conclusion that your “internal control over financial reporting was effective for the purposes for which it is intended.”

Response:
As mentioned in the response for Comment No. 24, Audit prep Limited was assisting us in the SOX 404(a) compliance that includes process documentation, identifying key controls and self-testing. The Company had tested the key controls indentified by management and there were no material weaknesses indentified. We have slightly revised the language on page 39.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer